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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2005


                        Commission File Number 001-15012


                           hanarotelecom incorporated
                            (Name of the Registrant)


                   Shindonga Fire & Marine Insurance Building
                                Tae-pyong-ro 2-43
                                    Chung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                           Form 20-F _X _ Form 40-F __


     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)


                                 Yes __ No _ X _


     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                 Yes __ No _ X _


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes __ No _ X _


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82)

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     hanarotelecom incorporated (the "Company") is furnishing under cover of
Form 6-K, a fair and accurate English language translation of:


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
    Exhibit 99.1: a corporate disclosure relating to Results of Annual General Meeting of Shareholders, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") Market Division on March 25, 2005.


    Exhibit 99.2: a corporate disclosure relating to Retirement of an Outside Director, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") Market Division on March 25, 2005.


    Exhibit 99.3: a corporate disclosure relating to Resolution on Granting the Stock Option Rights at Annual General Meeting of Shareholders, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") Market Division on March 25, 2005.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               hanarotelecom incorporated



Date: March 25, 2005                           By:  /s/ Janice Lee
                                                   -----------------------------
                                               Name: Janice Lee
                                               Title: Chief Financial Officer



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                                  EXHIBIT INDEX

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Exhibit No.        Description
-------------     -------------


Exhibit 99.1: a corporate disclosure relating to Results of Annual General Meeting of Shareholders with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") Market Division on March 25, 2005.


Exhibit 99.2: a corporate disclosure relating to Retirement of an Outside Director with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") Market Division on March 25, 2005.


Exhibit 99.3: a corporate disclosure relating to Resolution on Granting the Stock Option Rights at Annual General Meeting of Shareholders with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") Market Division on March 25, 2005.

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